FORM 5
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)
__   Form 3 Holdings Reported
__   Form 4 Transaction Reported

1. Name and Address of Reporting Person:                    Walker, Robert K.
                                                            3835 SW 56th Street
                                                            Fort Lauderdale, FL 33312
2. Issuer Name and Ticker or Trading Symbol:                CDAO
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                 12/99
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                   _ Director
                                                            X 10% owner
                                                            _ Officer (Title):
                                                            _ Other (Specify)
          X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock
2. Transaction Date:                    12/99
3. Transaction Code:
4. Securities Acquired (A)
   or Disposed (D):
                    Amount:
                    A or D:
                    Price:
5. Amount of Securities
   Beneficially owned at end
   of Issuer's Fiscal Year:             779,200 shares
6. Ownership Form:
   Direct (D) or Indirect (I):          488,400 D,   290,800 I
7. Nature of Indirect
   Beneficial Ownership:                See explanation of Responses

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:                          N/A
2.  Conversion or Exercise Price of Derivative
    Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
5.  Number of Derivative Securities  (A):
    Acquired (A) or Disposed of (D): (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially
    Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:



EXPLANATION OF RESPONSES:

220,000 shares through Paris International Holding Ltd. of which Mr. Walker owns 50% and 10,800 owned by two children of Mr. Walker and 60,000 owed by Mr. Walker's father who was not a director on December 31,1999 but is a director as of this date of the issuer, for which shares Mr. Walker disclaims beneficial ownership.




/s/ Robert K.  Walker                                  Date: November 2, 2000
--------------------------------
Robert K.  Walker
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).